Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling
Partner
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

April 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jay Ingram, Legal Branch Chief

Mr. Kate McHale, Staff Attorney

Ms. Tracey Houser, Staff Accountant

Mr. Alfred Pavot, Staff Accountant

Re:                             FDO Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1

Filed April 7, 2017

File No. 333-216000

Dear Mr. Ingram and Ms. McHale:

On behalf of FDO Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2017 relating to the above-referenced registration statement (“Amendment No. 2”) of the Company, which was previously filed with the Commission on Form S-1 on April 7, 2017.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2.

The Company expects to file via EDGAR an amended Registration Statement on Form S-1 (the “Amendment”) in accordance with Rule 310 of Regulation S-T on or about April 17, 2017.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

Unaudited Pro Forma Consolidated Financial Information, page 57

1.                                      Please expand footnotes 1 and 3 to the pro forma consolidated statement of income to provide sufficient information to allow an investor to recalculate the amounts impacting the adjustments to interest expense, which would include the amount of debt and interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X. Further, please disclose the effect on income of a 1/8 percent variance in interest rates.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Response:

The Company will revise the disclosure as requested in the Amendment.

2.                                      Please expand footnote 2 to disclose the per share fair value of the options to be granted, the total amount of compensation expense to be recognized, and the vesting terms.

Response:

The Company will revise the disclosure as requested in the Amendment.

Attached hereto as Annex A for review by the Staff are certain pages from the Registration Statement reflecting the Company’s proposed revisions to the disclosure in response to the comments from the Staff.

**********

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the offering as early as on or about Monday, April 17, 2017.  The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement, or this response letter, to me at (310) 284-4544.

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling, Esq.

cc:	Trevor S. Lang, FDO Holdings, Inc.
David V. Christopherson, FDO Holdings, Inc.

Annex A

See attached.